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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).



________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Vassell,                         William             C.
--------------------------------------------------------------------------------
     (Last)                           (First)             (Middle)


                       c/o Command Security Corporation
                       Lexington Park, Route 55
--------------------------------------------------------------------------------
                                    (Street)


     Lagrangeville,                      NY                   12540
--------------------------------------------------------------------------------
        (City)                           (State)              (Zip)



________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Command Security Corporation CMMD



________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     12/00



________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title(1) below)        [_]  Other (specify below)

     Chairman of the Board, CEO and President



________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________




================================================================================

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

================================================================================

                                                                                                              6.
                                                                 4.                            5.             Owner-
                                                                 Securities Acquired (A) or    Amount of      ship
                                                3.               Disposed of (D)               Securities     Form:     7.
                                                Transaction      (Instr. 3, 4 and 5)           Beneficially   Direct    Nature of
                                  2.            Code             --------------------------    Owned at End   (D) or    Indirect
1.                                Transaction   (Instr. 8)                   (A)               of Month       Indirect  Beneficial
Title of Security                 Date          -------------    Amount      or     Price      (Instr. 3      (I)       Ownership
(Instr. 3)                        (mm/dd/yy)    Code      V                  (D)               and 4)         (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $.0001    11/14/00      P                 2,300      A      25/32          2,300      D

Common Stock, par value $.0001    12/26/00      P                15,000      A       9/16         15,000      D

Common Stock, par value $.0001    12/27/00      P                 5,000      A       9/16          5,000      D

Common Stock, par value $.0001    12/28/00      P                 4,000      A       9/16          4,000      D

Common Stock, par value $.0001                                                                 1,030,000      D



====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
           2.                                                                                            Deriv-    of
           Conver-                   5.                                 7.                               ative     Deriv-   11.
           sion                      Number of                          Title and Amount                 Secur-    ative    Nature
           or                        Derivative   6.                    of Underlying           8.       ities     Secur-   of
           Exer-            4.       Securities   Date                  Securities              Price    Bene-     ity:     In-
           cise    3.       Trans-   Acquired (A) Exercisable and       (Instr. 3 and 4)        of       ficially  Direct   direct
           Price   Trans-   action   or Disposed  Expiration Date       ----------------        Deriv-   Owned     (D) or   Bene-
1.         of      action   Code     of(D)        (Month/Day/Year)                Amount        ative    at End    In-      ficial
Title of   Deriv-  Date     (Instr.  (Instr. 3,   --------------------            or            Secur-   of        direct   Owner-
Derivative ative   (Month/  8)       4 and 5)     Date         Expira-            Number        ity      Month     (I)      ship
Security   Secur-  Day/     -------- ------------ Exer-        tion               of            (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3) ity     Year)    Code V   (A)    (D)   cisable      Date     Title     Shares        5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrant    $1.25   11/13/00 A                     11/13/01(2)  11/13/05 Common      204,485     0                  D

-----------------------------------------------------------------------------------------------------------------------------------

Warrant    $1.25   11/13/00 A                      3/31/02     11/13/05 Common    1,012,959(3)  0                  D

===================================================================================================================================



Explanation of Responses:

1. Mr. Vassell has been Chairman of the Board since 1983. A new employment agreement dated September 12, 2000 has expanded his responsibilities within the corporation, he now also serves as CEO and President of the Company.

2. The Warrant may not be exercised until, and only to the extent of, exercise by Reliance Security Group plc of a Warrant issued to Reliance.

3. One-third of the shares covered by the Warrant shall become exercisable if the Company's earnings before taxes exceed certain projections set forth in a confidential letter agreement between the Company and Mr. Vassell dated September 12, 2000. The Warrant becomes exercisable with respect to two-thirds of the shares covered by the Warrants, if the Company's earnings before taxes for the year ended March 31, 2003 exceed the projected earnings before taxes for that year. All of the shares covered by the Warrant become exercisable if the Company's earnings before taxes for the year ended March 31, 2004 exceed the projected amount of earnings before taxes for that year.


           /s/ William C. Vassell                          January 10, 2001
---------------------------------------------          -----------------------
      **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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